Mail Stop 4561
Via fax (952) 890-7451

December 22, 2009

Richard Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

　　　Re:　DigitalTown, Inc.
　　　　　Form 10-K for the Fiscal Year Ended February 29, 2008
　　　　　Filed May 27, 2008
　　　　　Form 10-K for the Fiscal Year Ended February 29, 2009
　　　　　Filed April 16, 2009
　　　　　File no. 0-27225

Dear Mr. Pomije:

　　　We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

　　　　　　　　　Sincerely,

　　　　　　　　　Kathleen Collins
　　　　　　　　　Accounting Branch Chief